Contact

www.linkedin.com/in/ali-hosseinzadeh-ab840880 (LinkedIn)

Top Skills

CompTIA A+ Essentials
Cisco Technologies
Microsoft Server Technologies

Languages

Azeri (Native or Bilingual)
Persian (Native or Bilingual)
English (Full Professional)
Turkish (Full Professional)

Certifications

Microsoft Certified Professional
Cisco Certified Network Associate Routing and Switching (CCNA Routing and Switching)
Apple Certified Support Professional 10.10

Ali Hosseinzadeh

Founder and CEO of AH Technology, Inc. and Shieldwise, Inc.
Mundelein, Illinois, United States

Experience

AH Technology
Chief Executive Officer
January 2016 - Present (10 years 9 months)

Shieldwise
Chief Executive Officer
July 2024 - Present (2 years 3 months)

Education

Azad University
Master of Computer Applications (MCA), Computer Science · (2004 - 2008)